UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 )*

Coachmen Industries, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
189873102
(CUSIP Number)
Matthew Sanford
Richard H. Siegel, Esq.
H.I.G. All American, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322

With copies to:
Jorge L. Freeland, Esq.
White & Case LLP
200 South Biscayne Boulevard
Miami, Florida 33131
(305) 371-2700-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	189873102	13D	Page	2	of	11

1	NAME OF REPORTING PERSON: H.I.G. All American, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.97% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	189873102	13D	Page	3	of	11

1	NAME OF REPORTING PERSON: H.I.G. Capital Partners IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.97%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	189873102	13D	Page	4	of	11

1	NAME OF REPORTING PERSON: H.I.G. Advisors IV, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.97%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	189873102	13D	Page	5	of	11

1	NAME OF REPORTING PERSON: H.I.G.-GPII, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.97%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	189873102	13D	Page	6	of	11

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.97%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	189873102	13D	Page	7	of	11

1	NAME OF REPORTING PERSON: Anthony A. Tamer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,213,387 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

38,213,387 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,213,387 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

69.97%(see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Introduction
     The statement on Schedule 13D (this “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2009 by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This statement relates to the Loan Agreement, dated as of October 27, 2009 (the “Loan Agreement”), by and among H.I.G. All American, LLC, a Delaware corporation (the “Lender”), Coachmen Industries, Inc., an Indiana corporation (the “Company”), and various direct and indirect subsidiaries of the Company (together with the Company, the “Borrowers”). On October 27, 2009, pursuant to the Loan Agreement, the Lender (i) purchased certain Secured Subordinated Convertible Tranche B Notes from the Borrowers in the initial principal amount of $10 million, which were convertible into shares of the Company’s common stock, no par value (the “Common Stock”), at an initial exercise price of $.979 per share (the “Original Tranche B Note”), (ii) committed to extend a line of credit to the Borrowers of up to $10 million, to be evidenced by a Senior Secured Revolving Note in principal amount of up to $10 million (the “Revolving Note”) and (iii) was issued a warrant to purchase up to 6,654,855 shares of the Common Stock, at an exercise price of $.00001 per share (the “ Original Warrant”). The Original Tranche B Note accrued interest at 20% per annum and the interest may be paid-in-kind by the issuance of additional notes (the “PIK Interest”). Both the Original Warrant and the Tranche B Note contained anti-dilution protection in the event the Company issued in excess of 16,403,409 shares of Common Stock. In addition, the Tranche B Note had a price protection feature that reduced the conversion price if the 90 day average price of the Common Stock fell below $0.979 at any time prior to April 27, 2010. The conversion of the Tranche B Note was also subject to reduction if the Company defaulted on certain of its financial covenants contained in the Loan Agreement.
     On April 5, 2010, the Lender and the Borrowers entered into a First Amendment to the Loan Agreement (the “First Amendment”). In the First Amendment, the Lender waived specified Events of Default that had occurred under the Loan Agreement prior to April 5, 2010. The Company issued a new Warrant to purchase up to 9,557,939 shares of the Common Stock (the “New Warrant”) (i) in satisfaction of the Default Shares that the Company was required to issue when it defaulted under section 8.21 of the Loan Agreement, (ii) to eliminate the price protection feature in the Tranche B Note, and (iii) as consideration to the Lender for entering into the First Amendment. The principal amount of Tranche B Note was increased by $850,000, reflecting the addition of PIK Interest that was otherwise payable on March 31, 2010. In addition, the Lender decreased the financial covenants for the Borrowers’ compliance with the Loan Agreement and agreed to certain changes to financial calculations. The Lender also provided lower financial covenants for the Borrowers’ access to the first $3 million of the Revolving Note, but the Company will be required to issue additional Warrants to the Lender if the Borrowers utilize the lower financial covenants to access the first $3 million and they are unable to meet the historical financial covenants of the Loan Agreement. The First Amendment also provides the Borrowers with the opportunity to obtain a waiver of the financial covenants in Section 8.21 of the Loan Agreement by paying a waiver fee, in cases where the EBITDA shortfall is less than $500,000, or issuing additional Warrants, if the EBITDA Shortfall is greater than $500,000, but less than $1 million (each, a “Waiver Fee”).
     The Original Warrant and the Tranche B Note were amended and restated to reflect the anti-dilution adjustments that occurred as a result of the issuance of the New Warrant and now can be exercised or converted into 10,925,926 and 17,728,758 shares, respectively (including the PIK Interest). The Amended and Restated Warrant and the New Warrant (collectively, the “Warrants”) and the Amended and Restated Tranche B Note all contain anti-dilution protection in the event the Company issues in excess of 16,403,409 shares of Common Stock. The outstanding principal of the Amended and Restated Tranche B Note (including PIK Interest) is convertible into shares of the Common Stock at the current conversion price of $0.612 per share.
     The foregoing description of the Loan Agreement, the Revolving Note, the First Amendment, the Amended and Restated Tranche B Note, the Amended and Restated Warrant and the New Warrant are qualified in their entirety by the terms and conditions of the Loan Agreement, the Revolving Note, the First Amendment, the Amended and Restated Tranche B Note, the Amended and Restated Warrant and the New Warrant, which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 hereto, respectively, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a) - (b) Coachmen and the Lender entered into the First Amendment recognizing that Coachmen does not have a sufficient number of authorized shares of Common Stock to satisfy the issuance of the Warrants and the conversion of the Tranche B Note. Coachmen has agreed to hold one or more special shareholders meetings to approve an increase in the number of shares of authorized Common Stock to at least 100 million. This Amendment assumes that such shareholder approval will be granted so that all shares of Common Stock issuable upon exercise of the Warrants and conversion of the Tranche B Note can be fully reported. In the event that such shareholder approval is not obtained, the Lender will only be able to exercise its Warrants, and/or convert its Tranche B Note, into Common Stock to the extent that the Company has authorized, but unissued, shares of Common Stock and Treasury Common Stock. As a result of the shares issuable to the Lender upon conversion of the Amended and Restated Tranche B Note and exercise of the Amended and Restated Warrant and the New Warrant, the Lender may be deemed to be the beneficial owner of 38,213,387 shares of Common Stock, which represents in the aggregate approximately 69.97% of the outstanding shares of Common Stock on a fully diluted basis, assuming a sufficient number of authorized shares. The other Reporting Persons may be deemed to the be the beneficial owners of all of such shares as follows: Fund IV, as the sole member of the Lender; Advisors IV, as the general partner of Fund IV, GP II, as the manager of Advisors IV; and Messrs. Tamer and Mnaymneh as co-presidents, directors and sole shareholders of GP II.
     All of the percentages calculated in this Schedule 13D are based upon an aggregate of 16,403,409 shares of Common Stock outstanding as of April 5, 2010 (as disclosed in the First Amendment), as adjusted to reflect the 38,213,387 shares of Common Stock issuable to the Lender upon conversion of the Amended and Restated Tranche B Note and exercise of the Warrants (assuming there would be sufficient authorized Common Stock). The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 38,213,387, (iii) sole dispositive power is none and (iv) shared dispositive power is 38,213,387. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     In connection with the Loan Agreement, the Company and the Lender entered into a Registration Rights Agreement, dated October 27, 2009, pursuant to which the Company granted the Lender certain registration rights with respect to the shares to be received upon conversion of the Tranche B Note and the exercise of the Original Warrant. The Company entered into an Amendment to the Registration Rights Agreement in connection with the First Amendment providing that such registration rights also applied to the New Warrant and any additional shares of Common Stock issuable to the Lender upon conversion of the Amended and Restated Tranche B Note and exercise of the Amended and Restated Warrant.
     The foregoing description of the Registration Rights Agreement, as amended, is qualified in its entirety by reference to the Registration Rights Agreement and First Amendment to Registration Rights Agreement filed as Exhibits 99.8 and 99.9 hereto, which are incorporated herein by reference.
Item 6. Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated November 5, 2009, by and among each of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Company on November 6, 2009)

Exhibit 99.2	Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3	Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4	First Amendment to Loan Agreement, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.5	Amended and Restated Secured Subordinated Convertible Tranche B Note, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.6	Amended and Restated Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.7	Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.8	Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.9	First Amendment to Registration Rights Agreement, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.10	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by the Company on November 6, 2009)

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: April 13, 2010

H.I.G. ALL AMERICAN, LLC
By:	H.I.G. Capital Partners IV, L.P.
Its:	Sole Member

By:	H.I.G. Advisors IV, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G. CAPITAL PARTNERS IV, L.P.
By:	H.I.G. Advisors IV, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C.
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated November 5, 2009, by and among each of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Company on November 6, 2009)

Exhibit 99.2	Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3	Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4	First Amendment to Loan Agreement, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.5	Amended and Restated Secured Subordinated Convertible Tranche B Note, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.6	Amended and Restated Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.7	Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.8	Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.9	First Amendment to Registration Rights Agreement, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.10	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by the Company on November 6, 2009)